SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 24, 2009

Date, Time and Place of the Meeting: April 24, 2009, at 09:00 a.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – in the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP 04626-020, in the Capital of the State of São Paulo. Attendance: The meeting was attended by the stockholders whose signatures appear in the Register of Attendance, as well as the representative of the Company’s Independent Auditor, in compliance with art. 134, paragraph 1 of Law no. 6404/76, as amended (“Brazilian Corporate Law”) (“LSA”). Presiding Board: Henrique Constantino, Chairman; Mss. Claudia Karpat, Secretary. Call Notices: Call Notices for the Meeting published on April 9, 10, 13 and 14, 2009 in the Gazeta Mercantil and on April 9, 10 and 14, 2009 in the Diário Oficial (Official Gazette) of the State of São Paulo. Agendas: (i) Ordinary General Meeting: (a) to receive the Management’s report, examine, discuss and vote on the financial statements, the Independent Auditors’ report and other documents relating to the fiscal year ended on December 31, 2008; (b) to pass a resolution regarding the allocation of the net profits for the year and ratify the interim distributions of dividends made during 2008; (c) to elect the Directors pursuant to the Bylaws; and (d) to determine the overall aggregate compensation of the Company’s directors and executive officers; and (ii) Extraordinary General Meeting: to amend the Stock Call Option Plan, as approved by the Extraordinary General Meeting on July 04, 2008 (“Options Plan”), items 3 and 4, which refer to the participants of the Plan and to the criteria regarding the granting of Options. Resolutions made: After making the necessary clarifications: (i) At the Ordinary General Meeting: (a) after presentation of the Financial Statements, the Independent Auditors’ Report and other documents relating to the fiscal year ended on December 31, 2008, which were previously published on March 23, 2009 in the Gazeta Mercantil and on March 24, 2009 in the Diário Oficial (Official Gazette) of the State of São Paulo, the financial statements for fiscal year ended on December 31, 2008 were unanimously approved; (b) the loss for the fiscal year is allocated to the accumulated loss account to be carried forward. Further, the shareholders ratified the payment to the shareholders of the Company of dividends in the amount of R$ 36,414,106.38, which payment was made in 2008 with proceeds from the Profit Reserve account, by way of dividends for fiscal year 2008; (c) pursuant to article 13 of the Bylaws, the following eight (8) members of the Board of Directors were unanimously re-elected for a concurrent term of office of one (1) year: Messrs.: (i) ÁLVARO ANTONIO CARDOSO DE SOUZA, a Portuguese citizen, married, economist, bearer of foreigners´ identity card R.N.E W 401.505 -E and individual taxpayers´ registry C.P.F. No. 249.630.118 -91, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1.726, cj. 71, 7th floor, CEP 04543-000, being appointed as Chairman of the Board of Directors; (ii) HENRIQUE CONSTANTINO, Brazilian, married, businessman, bearer of identity card R.G. No. 1.022.856 SEP-DF and individual taxpayers´ registry C.P.F. No. 443.609.911 -34; (iii) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of identity card R.G. No. 671.071 SEP/DF and individual taxpayers´ registry C.P.F. No. 546.988.806 -10;

(iv) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of identity card R.G. No. 17.365.750/SSP -SP and individual taxpayers´ registry C.P.F. No. 084.864.028 -40; (v) CONSTANTINO DE OLIVEIRA JÚNIOR, Brazilian, married, businessman, bearer of identity card R.G. No. 929.100 SEP/DF and individual taxpayers´ registry C.P.F. No. 417.942.901 -25, (vi) RICHARD FREEMAN LARK JR., naturalized Brazilian citizen, single, businessman, bearer of identity card RG No. 50.440.294 -8-SSP/SP and individual taxpayers’ registry C.P.F. No. 214.996.428 -73; all of them domiciled at Praça Comte. Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the Capital of the State of São Paulo; (vii) ANTÔNIO KANDIR, Brazilian, divorced, engineer, bearer of identity card R.G. No. 4.866.700 -6 SSP/SP and individual taxpayers´ registry C.P.F. No. 146.229.631 -91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Antonio José de Almeida, No. 135, Granja Julieta, CEP 04720-060; and (viii) LUIZ KAUFMANN, Brazilian, married, engineer, bearer of identity card R.G. No. 7.162.266 -SSP/SP and individual taxpayers´ registry C.P.F. No. 362.006.990 -72, resident and domiciled in the City São Paulo, State of São Paulo, Rua Dr. Geraldo Campos Moreira, 240 - 14º andar, Brooklin Novo, Cep.: 04571 020, with Messrs. ÁLVARO ANTONIO CARDOSO DE SOUZA; ANTÔNIO KANDIR and LUIZ KAUFMANN being Independent Directors of the Company, in accordance with the provisions of item 5.3 of BOVESPA’s (São Paulo Stock Exchange) Differentiated Corporate Governance Practices Level II. No election for the Board of Directors under the terms of the art. 141 and paragraphs of Brazilian Corporate Law was occurred; (d) the overall aggregate compensation of the Company’s directors and executive officers, in the amount of up to R$ 13,800,000.00 was approved, to be distributed by the Board of Directors; (ii) At the Extraordinary General Meeting: Amendments were approved to the following items of the Options Plan: “item 3”, referring to the participants and to the exclusion of the eligibility period for the Plan, and to “item 4” of the Plan, regarding the criteria for the granting of Options, including a change in the number of Options applicable to each category. Thus, the Options Plan, duly amended and restated, is initialed by the Presiding Board and becomes effective with its new wording, as set forth in Doc. 1 attached hereto. Minutes and Publications: The stockholders attending the meeting authorized the drawing up of these minutes in summary form, pursuant to article 130, of the Brazilian Corporate Law. Approval and Signing of the Minutes: After offering the floor to anyone who intended to make use of it, and since nobody has done so, the meeting was adjourned for the time necessary for these minutes to be drawn-up, and these minutes were subsequently read, confirmed and signed by the chairman and the secretary of the meeting.

São Paulo, April 24, 2009.

_______________________________________	_______________________________________
Henrique Constantino	Claudia Karpat
Chairman	Secretary

ATTACHMENT I

GOL LINHAS AÉREAS INTELIGENTES S.A.
C.N.P.J./M.F. n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

STOCK OPTION PLAN AMMENDED BY THE SPECIAL SHAREHOLDERS' MEETING OF GOL LINHAS AÉREAS INTELIGENTES S.A., HELD ON APRIL 24, 2009.

1. OBJECTIVE OF THE PLAN

This Stock Option Plan (the "Plan") is aimed at promoting the interests of GOL LINHAS AÉREAS INTELIGENTES S.A. (the "Company") and its subsidiaries, by encouraging Management and Employees of both the Company and its subsidiaries (as defined under item 3, below) to contribute substantially to the Company's success, by offering stock options on the Company's share capital.

2. MANAGEMENT OF THE PLAN

Management. The current Plan shall be managed by both the People Management Policies Committee (the "Committee"), which is connected to the Company's Board of Directors (the "Board"), and the Board itself.

Advisors. One or more employees or managers of the Company may act as advisors to the Committee, at the Committee’s sole discretion and as it may deem to be necessary for the perfect execution of its duties.

Non-restriction. The Board is responsible for deciding which Committee members are eligible for the Plan. The Committee members shall not be entitled to qualify for the stock options subject matter of the Plan unless upon express authorization by the Board. The Committee members, if employees of the Company, shall be entitled to receive stock options subject matter of the Plan upon express authorization by the Board. However, the employees or managers of both the Company and its subsidiaries who work as advisors to the Committee shall be eligible for acquiring and receiving stock options of the Plan.

Powers; Limitations. The Committee shall have extensive powers to implement the Plan and to take all actions it deems to be necessary and suitable for its management. The Committee's resolutions are final and binding on the Company concerning the issues related to the Plan, except in relation to the matters below, which are subject to subsequent ratification by the Board: the total number of options to be granted in each calendar year, the beneficiary participants of the options in each calendar year, and the amount of options to be granted to each participant in each calendar year. In exercising its authority, the Committee's decisions shall be subject to ratification by the Board, to the limits established by the law, the applicable regulations, the Plan, and the guidelines set forth by the Company's shareholders at a general meeting. The casus omissi shall be regulated by the Board, which, at its sole discretion, may consult with the General Shareholders' Meeting.

3. PARTICIPANTS

Participants. Persons selected at the sole discretion of the Committee shall participate in the Plan in one of the following categories: Vice-President, Officer, Advisor, General Manager and Manager.

For the purposes of this Plan:

• "Vice-President" means the individual occupying the position of statutory officer of the Company or its subsidiaries, under the name of "Diretor Vice-Presidente.”

• "Officer" means any individual occupying the position of "Diretor" in the Company or its subsidiaries.

• "Advisor" means any individual occupying the position of "assessor" to the CEO or to the Vice-President of the Company or its subsidiaries.

• "General Manager" means any individual occupying the position of "GerenteGeral" in the Company or its subsidiaries

• “Regional Manager” means any individual occupying the position of "Gerente Regional" in the Company or its subsidiaries

• “Manager” means any individual occupying the position of "Gerente" in the Company or its subsidiaries

Differentiated Treatment. The Committee may award different treatment to participants who are in similar circumstances, not being required, by any equality or analogy rule, to extend to other participants any condition, benefit or decision that it deems applicable only to certain participants. The Committee may also establish special treatment for exceptional cases, during the effective period of each stock option right, provided that neither the rights already granted to the beneficiaries nor the basic principles of the Plan are affected. Such exceptional circumstance shall not constitute a precedent that may be invoked by other beneficiaries.

Retention in the Job or Function. No provision of the Plan shall grant rights to the beneficiaries in relation to guaranteed retention as an employee or service provider of the Company or its subsidiaries, nor shall it, subject to the legal conditions and those pertaining to the employment contract or to the service agreement, as the case may be, interfere in any way with the right of the Company or its subsidiaries to terminate, at any time, the employment relationship with the participant. In addition, no provision of the Plan shall grant to any option holder rights pertaining to their retention up to the end of their term as an Officer or member of management, nor shall it interfere, in any way, with the right of the Company or its subsidiaries of removing them from office, nor shall it ensure the right of their reelection to the position.

Adherence. Each participant of the Plan shall expressly adhere to it, by means of a written statement, pursuant to the terms of the Plan, with no qualification, becoming thus undertaken to comply with all provisions agreed upon herein.

4. OPTION GRANTING CRITERIA

Granting Criteria. The Committee shall establish option Granting Criteria (the "Granting Criteria") for each category of participant in order to fulfill the objectives of this Plan.

Option Granting. The granting of stock options to the participants chosen by the Committee shall take place by December 31 of each calendar year. The option granting date shall be called in this Plan as the "Granting Date." In case one participant has changed from one eligible category to another prior to a given Granting Date, said participant shall be qualified to the granting according to the Granting Criteria applicable to the category to which same has belonged for more than six (6) months prior to such date. However, in case a participant has changed from an eligible to a non-eligible category, and, therefore, belongs to a non-eligible category on the Granting Date, same shall not qualify for the granting.

Disclosure and Content of the Granting Criteria. The Granting Criteria shall be disclosed in the second half of each calendar year and, provided the general criteria set forth by this Plan are complied with, they shall establish: (i) The number of options per participant applicable to each category shall be the following:

Category	# of Options
Vice-President	up to 63.230
Officer	up to 28.130
Advisor	up to 17.290
General Manager/ Regional Manager and Manager	up to 13.630
Mananger	up to 7.130

(ii) The strike price of the options to be granted in the calendar year shall be equal to the average price, weighted according to volume, of the shares of the same class recorded in the last sixty (60) trading sessions prior to the Granting Date, which shall be adjusted pursuant to the IGP-M, a general price index published by the Fundação Getúlio Vargas, from the Granting Date and until the date of effective payment;

(iii) Any additional restrictions provided for in this Plan to the shares subscribed through the exercise of the options; and

(iv) Occasional penalties.

Interpreting the Granting Criteria. In case of conflict between the Granting Criteria and the provisions set forth in this Plan or in any instrument or contract entered into as a result of the Plan, the provisions contained herein shall prevail.

Option Terms. The terms and conditions for each option granted according to the Plan shall be established in the Instrument of Adherence to the Stock Option Plan signed by the participant.

5. OPTION EXERCISE

Vesting. One-fifth (1/5) of the total options granted to a participant in a calendar year shall be vested on each anniversary of the option granting, in such a way that, on the fifth anniversary of the option granting, the total options granted to a participant in a calendar year are vested. The options vested under this Plan may be exercised by the participant up to the tenth (10th) anniversary of its respective Granting Date.

Form of Exercise. For the purposes of exercising the option, the holder shall enter into a subscription, purchase or sale contract with the Company, as the case may be, or any other document that may be designated by the Committee, which shall contain the number of shares acquired or subscribed and their class, and the strike price and the payment terms approved by the Committee pursuant to the instruments under which the option right was granted.

Shareholder's Rights. No participant shall have any of the rights or privileges accorded to a Company shareholder until the options are duly exercised and the shares subject matter of the options are acquired or subscribed.

6. SHARES INCLUDED IN THE PLAN

Number of Shares Included in the Plan. The stock options granted according to the Plan may confer rights over a number of shares not to exceed, at any time, five percent (5%) of the Company's shares. In case the options granted are not exercised, the shares related to them shall not be computed again in the number of shares included in the Plan.

Class of Shares Included in the Plan. The stock options granted according to the Plan may confer rights related to preferred shares.

Mandatory Adjustments. If the amount of Company shares is increased, decreased or if the shares are exchanged for those of a different class as a result of a stock dividend, or any form of recapitalization or a stock split or reverse split, the Committee shall carry out the required adjustments to the number and class of shares that have been issued pursuant to the options that were exercised and to those which were granted but were not exercised. The adjustments shall not change the total subscription or acquisition price of the options granted but not exercised. No fraction of the shares shall be sold or issued according to the Plan or any of these adjustments.

Optional Adjustments. Whenever it deems necessary or appropriate, due to transactions that have effects similar to those that raise mandatory adjustments, the Committee may carry out the adjustments it deems necessary to the number and class of shares that have been issued pursuant to the options that were exercised and to those that were granted but were not exercised. The adjustments shall not change the total subscription or acquisition price of the options granted but not exercised. No fraction of the shares shall be sold or issued according to the Plan or any of these adjustments.

7. PAYMENT OF THE STRIKE PRICE

Minimum Realization Price and Payment in Cash. The share price shall be paid in cash or, exceptionally, in other forms as defined by the Committee, by the holders of the stock option, provided that the minimum realization stipulated by the law is respected.

Dividends. Unless as otherwise decided by the Committee, the shares acquired as a result of the exercise of the option shall be entitled to full dividends, in cash, on the amount declared on the profits. The dividends related to the shares issued or disposed of due to the exercise of the option that are not entirely paid in or settled shall be retained and held by the Company in a special segregated account until the end of the term and/or the fulfillment of the respective paying in or settlement obligations.

8. DELIVERY OF THE SHARES AND RESTRICTIONS ON THEIR TRANSFER

Delivery of the Shares. No share shall be delivered to the holder as a result of the option exercise unless all legal and regulatory requirements, and those arising from this Plan, are entirely fulfilled.

Restrictions on the Transfer of the Shares until Full Settlement. The shares arising from the exercise of the stock option may not be sold to third parties until they are fully settled and paid in.

Preemptive Rights. Subject to the provisions contained in the previous paragraph, prior to carrying out any transfer of shares acquired as a result of the Plan, the participant is required to notify the Company so that same exercises, within thirty (30) days, as of the receipt of such notification, its preemptive right to repurchase such shares. In the event that the Company chooses to exercise such preemptive right, it shall not be bound to the price and terms offered by any third parties to the Participant. In addition, the amount to be paid by the Company for each Share subject matter of the repurchase shall be equal to its Market Value (as defined below) on the date the preemptive right is exercised.

For the purposes of this Plan, Market Value means the closing price of the share in the trading session prior to the date the preemptive right is exercised by the Company.

Transfer of the Shares Acquired through Exercise of the Options. Not only may the Committee set forth limits on the transfer of the shares, but it may also establish the preemptive rights, the price and the terms for their repurchase, including those shares that may be acquired as a result of a bonus, stock split, subscription or any other form of acquisition, provided that such holder's rights were originated by the Plan.

9. TERMINATION

Termination. For the purposes of this Plan, "Termination" means any act or fact which, whether with due cause or not, terminates the legal relationship between the option holder and the Company or its subsidiaries, except in the case of retirement, permanent disability or death. Termination also includes removal from office, substitution or non-reelection as manager, as well as the rescission of the employment contract or service agreement.

Termination Caused by the Company or by the Participant. In case of Termination for any reason, except with due cause, all options that have been granted to the participant, and which are not yet exercisable, shall become automatically extinct, for all legal purposes, regardless of any termination notice or severance pay. Nevertheless, the option holder shall have the right to exercise the options already exercisable on the date of termination for the non-renewable period of ninety (90) days, as of the date of termination and pursuant to payment in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant shall have ninety (90) days, as of termination, to make the full payment or the number of their shares shall be reduced pro rata to the amount effectively settled or paid in.

Termination with Due Cause. In the case of Termination of the Company's or its subsidiaries' option holders for due cause, all options that were granted them and which were not yet exercisable, shall become automatically extinct for all legal purposes, regardless of any termination notice or severance pay. Nevertheless, the option holder shall have the right to exercise, on the date of Termination and pursuant to payment in cash, the options already exercisable on that date. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant's number of shares shall be reduced pro rata to the amount effectively settled or paid in.

Call Option of the Company. The Company, or (a) third part(y)ies indicated by same, shall have, for a period of thirty (30) days, as of the participant’s Termination, the option to purchase, at their Market Value on the date of the participant's termination, all preferred shares originally subscribed or acquired as a result of the Plan, including those shares that are acquired after the Termination as a result of options already exercisable or as a result of a bonus, stock split, subscription or any other form of acquisition, provided that such participant's rights were originated by the Plan.

10. PARTICIPANT’S DEATH; PERMANENT DISABILITY OR RETIREMENT

Death. Should an option holder die, all options pertaining to same and not already exercisable shall immediately become exercisable, and the option shall extend to the heirs and successors of the option holder, by legal succession or by disposition of inheritance. The option may be fully or partially exercised by the heirs and/or successors of the option holder, with payment in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant’s legal representative shall have ninety (90) days, as of the termination, to make the full payment or the number of their shares shall be reduced pro rata to the amount effectively settled or paid in.

Permanent Disability. Should a participant become permanently disabled, all of the options not yet exercisable shall become immediately exercisable, regardless of termination notice or severance pay. The exercisable options shall be exercised by the end of the day subsequent to the communication of termination caused by disability, provided that the payment is made in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant shall have ninety (90) days, as of the termination caused by permanent disability, to make the full payment or the number of their shares shall be reduced pro rata to the amount effectively settled or paid in.

Retirement. In case of retirement of a participant and termination from the Company, all of the non-exercisable options shall become immediately extinct, regardless of termination notice or severance pay. The options already exercisable shall be exercised by the close of business of the day subsequent to the communication of retirement, and the payment of the strike price shall be made in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant shall have ninety (90) days, counted from termination for retirement, to make the full payment or the number of their shares shall be reduced pro rata to the amount effectively settled or paid in.

Call Option of the Company. The Company, or (a) third part(y)ies indicated by same, shall have, for a period of thirty (30) days, as of the participant’s death, retirement or permanent disability, the option to purchase, at their Market Value on the date of the participant's termination, all the preferred shares originally subscribed or acquired as a result of the Plan, including those shares that are acquired afterwards as a result of options already exercisable or as a result of a bonus, stock split, subscription or any other form of acquisition, provided that said participant's rights were originated by the Plan.

11. APPLICABLE REGULATION

Applicable Regulation. This Plan, the options granted based on same, and the subscription of new shares or the acquisition of treasury stock derived from the options shall respect: (i) the applicable rules of the Brazilian Securities and Exchange Commission (CVM); and (ii) the restriction on the acquisition of more than 20% of the Company's voting capital by foreigners, as provided for in the Brazilian Aeronautics Code (Código Brasileiro de Aeronáutica) and any other restrictions that might become imposed by the Policy for Trading Shares Issued by the Company.

Shareholders' Preemptive Rights. Shareholders, pursuant to article 171, § 3o, of Law n° 6.404/76 as amended, shall not have preemptive rights in the acquisition or exercise of the stock option right according to the Plan.

12. EFFECTIVE DATE AND EXPIRATION OF THE PLAN

Effectiveness. The Plan shall become effective pursuant to the approval by the Company's Special Shareholders' Meeting and shall remain in effect for the period of ten (10) years. It may, however, be terminated, at any time, by decision of a Special Shareholders' Meeting, by the Company's Restructuring (as described below), by the Company's Winding Up and Liquidation or by the canceling of its registration as a publicly-held company.

Termination by Lapse of Time. The termination of the Plan's effectiveness by lapse of the time established for same shall affect neither the validity of the options previously granted and still in force nor the limitations on the negotiability of the shares and/or the preemptive right instituted herein.

Restructuring of the Company. Restructuring of the Company means the merger, fusion, spin off or corporate restructuring of the Company, in which the Company is not the remaining Company, or the sale of substantially all of the Company's assets, or the transfer of the Company's control.

Termination by Shareholders' Decision. The termination of the Plan's effectiveness by decision of the Company's shareholders shall affect neither the validity of the options previously granted and still in force nor the limitations on the negotiability of the shares and/or the preemptive right instituted herein.

Termination Caused by the Restructuring of the Company. At the time of the Restructuring of the Company, the Plan shall be terminated and any option granted up to then shall become extinct. Should the documents determining the restructuring establish in writing, in connection with such transaction, the maintenance of the Plan and the assumption of the options granted up to then with the replacement of such options by new ones, the succeeding company—or its affiliate or subsidiary—shall assume the relevant adjustments in the number, class and price of shares and, in this case, the Plan shall continue in the form then provided.

Termination by the Winding Up, Liquidation or Canceling of its Registration as a Publicly-Held Company. In the cases of cancellation of registration as a publicly-held company, winding up or liquidation of the Company, the Plan and the options granted based on it shall become automatically extinct.

[ The Stock Option Plan was implemented on December 09, 2004, at the Company’s Ordinary and Extraordinary General Meeting]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.